SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 27, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on December 27, 2007 on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search active_main.asp with respect to the resolutions of the Board of Directors of the Company on December 27, 2007. An English announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: December 27, 2007

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The announcement from the Board of Directors of China Southern Airlines Company Limited (the “Company”) was published on the website of Shanghai Stock Exchange, full text of which is set out below for information purpose only.

The Board of Directors of China Southern Airlines Company Limited

27 December 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Stock Abbreviation: CSA	Stock Code: 600029	Announcement No.: Lin 2007-43

Announcement from the Board of
China Southern Airlines Company Limited

The Company and all members of its board (the “Board”) of directors (“Directors”) confirm the truthfulness, accuracy and completeness of the contents of this announcement and accept responsibility for any false representation, misleading statement or material omission contained herein.

Pursuant to Article 177 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board of Directors of the Company adopted the following resolutions by endorsement:

1.
Appointment of Zhang Zi Fang (張子芳) and Dong Su Guang (董蘇光) as Vice Presidents of the Company; and Yuan Xin An (袁新安) and Hao Jian Hua (郝建華) ’s cessation as the Vice Presidents of the Company due to position reassignment.

2.	Appointment of Tang Bing (唐兵) as the Chief Engineer of the Company; and Dong Su Guang’s cessation as the Chief Engineer of the Company.

3.	Appointment of Su Liang (蘇亮) as the Chief Economist of the Company.

All the 12 Directors who were convened to take part in have attended the session. The above resolutions have been reviewed and approved by the Directors, in a way and procedure in compliance with the provisions of the Company Law and the Articles of Association of the Company.

In the opinion of the independent non-executive Directors:

The above candidates for the positions of Vice President, Chief Engineer and Chief Economist of the Company have met the relevant appointment conditions stipulated in the Company Law and the Articles of Association, and the nomination and appointment procedures are in compliance with the requirements of the Company Law and the Articles of Association, we therefore agree the Board’s appointment of the above persons.

Independent non-executive Directors: Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu

The Board of Directors of
China Southern Airlines Company Limited

27 December 2007

Attachment: Profiles of Zhang Zi Fang, Dong Su Guang, Tang Bing and Su Liang.

Mr. Zhang Zi Fang (張子芳) graduated from Liaoning University with an associate degree majoring in Party politics administration. He served as the Deputy Commissar and subsequently the Commissar of the Pilot Corps of China Northern Airlines Company, and later on the Party Secretary of the Jilin Branch from 1994 to 2003. He served as General Manager of Dalian Branch of CSAHC Northern Division and Director of Political Works Department of CSAHC from 2003 to 2005. He has been the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company since February 2005.

Mr. Dong Su Guang (董蘇光) graduated from Northwestern Industry University majoring in aircraft design. He is an engineer with University qualification. He served as General Manager of Aircraft Engineering Department of the Company from May 2002 and the Deputy General Manager of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. from August 2002. Since April 2006, Mr. Dong has been the General Manager of Aircraft Engineering Department and Chief Engineer of the Company.

Mr. Tang Bing (唐兵) graduated from Nanjing University of Aeronautics and Astronautics with a graduate degree majoring in electrical technology, and obtained an MBA degree from the Administration Institute of Zhongshan University during in-service study. He served as a deputy manager and vice engineering director of the Engineering Technology Division under the Aircraft Engineering Department of the Company, and as a vice director of the Business Development and Accessories Centre of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from 1993 to 2003. He served as Vice President of MTU Maintenance Zhuhai Co., Ltd. from 2003 to 2005 and as Office Director of CSAHC from 2005 to 2007. Mr. Tang has been President and Vice Party Secretary of Chongqing Airlines since May 2007.

Mr. Su Liang (蘇亮) was a graduate of the Cranfield College of Aeronautics, University of Cranfield, United Kingdom, specialising in Air Transport Management Engineering. Mr. Su is a holder of master degree. During the period from 1998 to 1999, Mr. Su held the position as Deputy Manager of the Flight Operations Department, China Southern Airlines Shenzhen Co. and from 1999 to 2000, he was the Manager of the Planning and Administration Department of China Southern Airlines Shenzhen Co.. In 2000, Mr. Su was in charge of the international cargo project of the Company, responsible for the planning and development of the Company’s North American cargo business. From 2000 to November 2007, Mr. Su was the Company Secretary of the Company.